Free Writing Prospectus Filed Pursuant to Rule 433
Registration No. 333-130126
September 9, 2008
Aetna Inc.
Final Term Sheet
$500,000,000 6.50% Senior Notes due September 15, 2018

Issuer:	Aetna Inc.
Ratings (Moody’s/S&P/Fitch) :	A3/A-/A-
Note Type:	Senior Notes
Legal Format:	SEC Registered
Principal Amount:	$500,000,000
Trade Date:	September 9, 2008
Settlement Date (T+3 days):	September 12, 2008
Maturity Date:	September 15, 2018
Coupon:	6.50%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	March 15 and September 15
First Pay Date:	March 15, 2009
Day Count:	30/360
Pricing Benchmark:	4.00% due August 2018
Benchmark Spot:	103-13
Benchmark Yield:	3.589%
Reoffer Spread to Benchmark:	+295 bps
Reoffer Yield:	6.539%
Price to Public / Reoffer Price:	99.716%
Underwriting Fees:	0.65%
Use of Proceeds:	Net proceeds will be used to repay outstanding commercial paper borrowings.
Optional Redemption:	At the greater of 100% of the principal amount of the notes or at a make-whole using a discount rate of Treasury plus 45 basis points
Minimum Denomination:	$2,000 x $1,000
Joint Bookrunning Managers:	Banc of America Securities LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.
Senior Co-Managers:	Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Greenwich Capital Markets, Inc., UBS Securities LLC, Wachovia Capital Markets, LLC

Co-Managers:	BNY Capital Markets, Inc., Fifth Third Securities, Inc., Lazard Capital Markets LLC, Lehman Brothers Inc., NatCity Investments, Inc., Piper Jaffray & Co., PNC Capital Markets LLC, SunTrust Robinson Humphrey, Inc., Wells Fargo Securities, LLC
CUSIP Number:	008117 AM5
ISIN Number:	US008117AM56
Aetna Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents Aetna Inc. has filed with the SEC for more complete information about Aetna Inc. and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained from Banc of America Securities LLC by calling 1-800-294-1322, from Citigroup Global Markets Inc. by calling 1-877-858-5407 or from J.P. Morgan Securities Inc. by calling 212-834-4533.